ACORD™ INSURANCE BINDER

DATE: 04/08/08

THIS BINDER IS A TEMPORARY INSURANCE CONTRACT, SUBJECT TO THE CONDITIONS SHOWN ON THE REVERSE SIDE OF THIS FORM.

PRODUCER	PHONE (A/C, No, Ext): 516-327-2700 FAX (A/C, No): 516-327-2800
BWD Group LLC BWD Plaza, P.O. Box 9050 113 South Service Road Jericho, NY 11753	
CODE:	SUB CODE:
AGENCY CUSTOMER ID: 2896	
INSURED	Ameritrans Capital Corp ELK Associates Funding Corp. 747 Third Avenue New York, NY 10017 ATTN: Silvia Mullens

COMPANY	BINDER #
National Union Fire Ins	2348486

EFFECTIVE DATE	EFFECTIVE TIME		EXPIRATION DATE	EXPIRATION TIME
04/08/08	12:01	X AM / PM	04/08/09	X 12:01 AM / NOON

THIS BINDER IS ISSUED TO EXTEND COVERAGE IN THE ABOVE NAMED COMPANY PER EXPIRING POLICY #:

DESCRIPTION OF OPERATIONS/VEHICLES/PROPERTY (Including Location)

COVERAGES

TYPE OF INSURANCE	COVERAGE/FORMS	LIMITS	DEDUCTIBLE / COINS % / AMOUNT
PROPERTY — CAUSES OF LOSS: BASIC, BROAD, SPEC			DEDUCTIBLE: / COINS %: / AMOUNT:
GENERAL LIABILITY — COMMERCIAL GENERAL LIABILITY; CLAIMS MADE; OCCUR	RETRO DATE FOR CLAIMS MADE:	EACH OCCURRENCE	$
		DAMAGE TO RENTED PREMISES	$
		MED EXP (Any one person)	$
		PERSONAL & ADV INJURY	$
		GENERAL AGGREGATE	$
		PRODUCTS - COMP/OP AGG	$
AUTOMOBILE LIABILITY — ANY AUTO; ALL OWNED AUTOS; SCHEDULED AUTOS; HIRED AUTOS; NON-OWNED AUTOS		COMBINED SINGLE LIMIT	$
		BODILY INJURY (Per person)	$
		BODILY INJURY (Per accident)	$
		PROPERTY DAMAGE	$
		MEDICAL PAYMENTS	$
		PERSONAL INJURY PROT	$
		UNINSURED MOTORIST	$
			$
AUTO PHYSICAL DAMAGE — DEDUCTIBLE: COLLISION: ___ OTHER THAN COL: ___	ALL VEHICLES; SCHEDULED VEHICLES	ACTUAL CASH VALUE; STATED AMOUNT; OTHER	$
GARAGE LIABILITY — ANY AUTO		AUTO ONLY - EA ACCIDENT	$
		OTHER THAN AUTO ONLY:	
		EACH ACCIDENT	$
		AGGREGATE	$
EXCESS LIABILITY — UMBRELLA FORM; OTHER THAN UMBRELLA FORM	RETRO DATE FOR CLAIMS MADE:	EACH OCCURRENCE	$
		AGGREGATE	$
		SELF-INSURED RETENTION	$
WORKER'S COMPENSATION AND EMPLOYER'S LIABILITY		WC STATUTORY LIMITS	
		E.L. EACH ACCIDENT	$
		E.L. DISEASE - EA EMPLOYEE	$
		E.L. DISEASE - POLICY LIMIT	$
SPECIAL CONDITIONS/ OTHER COVERAGES	Financial Institution Bond (See attached Spec Conditions/Other Covs page.)	FEES	$
		TAXES	$
		ESTIMATED TOTAL PREMIUM	$

NAME & ADDRESS

MORTGAGEE | ADDITIONAL INSURED

LOSS PAYEE

LOAN #

AUTHORIZED REPRESENTATIVE

Stuart B. Wilkins

© ACORD CORPORATION 1993

CONDITIONS

This Company binds the kind(s) of insurance stipulated on the reverse side. The Insurance is subject to the terms, conditions and limitations of the policy(ies) in current use by the Company.

This binder may be cancelled by the Insured by surrender of this binder or by written notice to the Company stating when cancellation will be effective. This binder may be cancelled by the Company by notice to the Insured in accordance with the policy conditions. This binder is cancelled when replaced by a policy. If this binder is not replaced by a policy, the Company is entitled to charge a premium for the binder according to the Rules and Rates in use by the Company.

Applicable in California

When this form is used to provide insurance in the amount of one million dollars ($1,000,000) or more, the title of the form is changed from "Insurance Binder" to "Cover Note".

Applicable in Delaware

The mortgagee or Obligee of any mortgage or other instrument given for the purpose of creating a lien on real property shall accept as evidence of insurance a written binder issued by an authorized insurer or its agent if the binder includes or is accompanied by: the name and address of the borrower; the name and address of the lender as loss payee; a description of the insured real property; a provision that the binder may not be canceled within the term of the binder unless the lender and the insured borrower receive written notice of the cancellation at least ten (10) days prior to the cancellation; except in the case of a renewal of a policy subsequent to the closing of the loan, a paid receipt of the full amount of the applicable premium, and the amount of insurance coverage.

Chapter 21 Title 25 Paragraph 2119

Applicable in Florida

Except for Auto Insurance coverage, no notice of cancellation or nonrenewal of a binder is required unless the duration of the binder exceeds 60 days. For auto insurance, the insurer must give 5 days prior notice, unless the binder is replaced by a policy or another binder in the same company.

Applicable in Nevada

Any person who refuses to accept a binder which provides coverage of less than $1,000,000.00 when proof is required: (A) Shall be fined not more than $500.00, and (B) is liable to the party presenting the binder as proof of insurance for actual damages sustained therefrom.

SPECIAL CONDITIONS/OTHER COVERAGES (Cont. from page 1)

Financial Institution Bond Form 24

Named Insureds:
Ameritrans Capital Corporation
ELK Associates Funding Corporation

Insuring Clause & Limit of Liability:

Employee Dishonesty	$750,000
Forgery or Alteration	$750,000
Securities	$750,000
Computer Systems	$750,000

Aggregate Bond Limit:	$750,000
Deductible:	$5,000
Annual Premium:	$6,071

Policy: Fidelity Bond Form 24 inclusive of the following Endorsements:
1. Forms Index Endorsement
2. Unauthorized Signatures
3. ERISA Rider
4. Amend Fidelity Agreement A
5. New York Statutory Rider
6. Coverage Territory Endorsement (OFAC)